Identiv, Inc.

2201 Walnut Avenue, Suite 100

Fremont, California 94538

May 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ivan Griswold

RE:	Identiv, Inc.

Registration Statement on Form S-3

File No. 333-217366

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Identiv, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated to 4:30 p.m., Eastern Time, on May 4, 2017, or as soon thereafter as may be practicable.

Thank you for your assistance in this matter. Should you have any questions, please call Gabriella Lombardi of Pillsbury Winthrop Shaw Pittman LLP at 650.233.2670.

Very truly yours, Identiv, Inc.

By:	/s/ Sandra Wallach
Sandra Wallach Chief Financial Officer

cc:	Steven Humphreys

Stanley F. Pierson

Gabriella A. Lombardi